

March 20, 2024

Kenneth McGrath
Chief Financial Officer
ORASURE TECHNOLOGIES INC
220 East First Street
Bethlehem , Pennsylvania 18015

> **Re: ORASURE TECHNOLOGIES INC**
> **Form 10-K filed March 11, 2024**
> **Item 2.02 Form 8-K filed February 27, 2024**
> **File No. 001-16537**

Dear Kenneth McGrath:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K filed March 11, 2024

Inventories, page 66

1. Given your disclosure that you expect a significant decline in COVID-19 revenues during 2024, please disclose how much of your ending inventory balance is comprised of COVID-19 testing products. Disclose also how much of that inventory is expired, if any.

Item 2.02 Form 8-K filed February 27, 2024

Exhibit 99.1
OraSure Technologies GAAP to Non-GAAP Reconciliation, page 10

2. We note that you include an adjustment for inventory reserve for excess levels in your determination of Non-GAAP cost of goods sold, gross margin, operating income, net income(loss) and earnings(loss) per share. This adjustment appears to be part of the normal course of your operations and therefore inconsistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please

advise or revise to no longer include this adjustment in your determination of your non-GAAP measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeanne Baker at 202-551-3691 or Al Pavot at 202-551-3738 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services